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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
NOV 28 2018
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53546

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perryman Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1660
(No. and Street)

Dallas (City) Texas (State) 75251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William D. Perryman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Perryman Securities, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN MAYFIELD
My Notary ID # 7717394
Expires December 2, 2019

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous Audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERRYMAN SECURITIES, INC.

CONTENTS

		PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF OPERATIONS		3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY		4
STATEMENT OF CASH FLOWS		5
NOTES TO FINANCIAL STATEMENTS		6 - 8
SUPPLEMENTARY INFORMATION		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT		12

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Perryman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. (the Company) as of September 30, 2018, the related statements of operations, changes in stockholder's equity, cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 19, 2018

We have served as the Company's auditor since 2014.

PERRYMAN SECURITIES, INC.
Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$	69
Securities owned at fair value		165,304
Commission receivable		65,943
	$	231,316

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	26,510
Commissions payable		26,585
	$	53,095
Stockholder's equity		
Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding		1,000
Retained earnings		177,221
Total stockholder's equity		178,221
	$	231,316

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2018

Revenues	
Commissions	$ 479,832
Unrealized gain on investment account	43,130
Dividend income	1,896
	524,858
Expenses	
Commissions	120,986
Salaries and employment costs	25,919
Regulatory fees and expenses	11,184
Other expenses	310,892
	468,981
Income (loss) before income taxes	55,877
Provision (benefit) for federal income taxes	
Current	(1,232)
Deferred	(13,142)
Net Income	$ 41,503

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2018

	Shares	Common Stock	Retained Earnings	Total
Balances at September 30, 2017	10,000	$ 1,000	$ 135,718	$ 136,718
Net Income			41,503	41,503
Balances at September 30, 2018	10,000	$ 1,000	$ 177,221	$ 178,221

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flows from operating activities	
Net income	$ 41,503
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Unrealized gain on investment account	(43,129)
Dividends on investment account	(1,896)
Change in assets and liabilities	
Increase in commission receivable	(1,659)
Decrease in other receivables	474
Increase in accounts payable and accrued expenses	13,711
Decrease in commission payable	(12,871)
Net cash provided (used) by operating activities	(3,867)
Cash flows from investing activities	
Purchase of marketable securities	-0-
Proceeds from sale of marketable securities	-0-
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(3,867)
Cash at beginning of year	3,936
Cash at end of year	$ 69

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(K)(2)(i), (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company's customers are located throughout the United States.

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes of $22,574 are included in Accounts Payable and Accrued Liabilities.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to five years from date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 investments at September 30, 2018 and for the year then ended.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2018, the Company had net capital of approximately $115,215 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2018, were $268,583 and are reflected in other expenses. The Company and the affiliate are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Note 6 - Employee Benefits

The Company has a medical expense plan used to reimburse an employee who is a Participant ("Participant") in the plan for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Company, and to replace Participant's lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2018

Schedule I

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 178,221
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		178,221
Deductions and/or charges		
Non-allowable assets:		
Commission receivable	$ (38,299)	
Other receivables	(19)	(38,318)
Net capital before haircuts on securities positions		139,903
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities		(24,688)
Net capital		$ 115,215

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 26,510
Commissions payable	26,585
Total aggregate indebtedness	$ 53,095

Schedule I (continued)

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,539
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 110,215
Excess net capital at 1000%	$ 109,906
Ratio: Aggregate indebtedness to net capital	0.46 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Perryman Securities, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Perryman Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) (the *exemption provisions*) under which Perryman Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Perryman Securities, Inc. stated that Perryman Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Perryman Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perryman Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 19, 2018

We have served as this company's auditor since 2016.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Perryman Securities, Inc. (the "Company"), are responsible for complying with the requirements of 17 C.F.R. §1Sc3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as September 30, 2018 and during the period from October 1, 2017 through September 30, 2018. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1. The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(i) as the Company is a broker or dealer, who does not carry customer margin accounts and does not hold funds or securities for, or owe money or securities to, customers. Because the Company does not have customers, the Company does not have a bank account designated as "Special Account for the Exclusive Benefit of Customers of Perryman Securities, Inc."

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2018 without exception.

Perryman Securities, Inc.

William Perryman, President

10/16/18

Date

PERRYMAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
September 30, 2018